DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                                HOUSTON, TX 77019
                            TELEPHONE (713) 524-4110
                            FACSIMILE (713) 524-4122

                               January 25, 2005


Mr.  Jason  Wynn
Division  of  Corporate  Finance
United  States  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

RE:     SIBERIAN  ENERGY  GROUP INC. FORM SB-2 SUPPLEMENTAL DRAFT RESPONSE FILED
JANUARY  5,  2005,  FILE  NO.  333-118902

Dear  Mr.  Wynn:

In response to your letter dated January 19, 2005, Siberian Energy Group Inc. (the "Company") has the following responses:

DESCRIPTION  OF  BUSINESS
-------------------------

     1. We recognize the confusion associated with the use of the word "suggested" as it was originally used. We did not mean to suggest that the Ministry physically contacted the Company and suggested the licenses. We merely wanted to say that the Ministry followed common license-issuing procedure and issued the licenses. Therefore, we have revised the word "suggested" as used in previous drafts of the Company's SB-2, to more specific detailed language:
     "The Ministry identified and parceled eight potential areas that may contain hydrocarbon reserves, and issued eight licenses for those areas, four of which are held by ZNG. The allocation of the licensed areas by the Ministry was based primarily on existing geological land studies and preliminary geologists' forecasts of hydrocarbon potential, aggregated in official reports and prepared on behalf of geological institutions in Tyumen and Novosibirsk regions. The allocation of these eight areas was based primarily on existing geological land studies and preliminary geologist forecasts. There is no guarantee however that ZNG's blocks hold any oil or that if ZNG finds oil, it will be in commercial quantities."

DRILLING  ACTIVITIES  IN  THE  REGION
-------------------------------------

     2. We have revised this section to clearly state that traces of heavy hydrocarbon deposits and gas eruptions are not prima facie evidence of commercial deposits, and added the following language:
     "Traces of heavy hydrocarbons and gas eruptions were detected at depths less then 1200m; however, these traces are not prima facie evidence of commercial deposits. Two of the 12 wells drilled in the 1980s have been drilled on the territory of the licensed areas covered by ZNG, one in the West-Suersky block and one in the Privolny block. No heavy hydrocarbons were detected immediately on the blocks, except for gas eruptions detected from a well drilled on the Privolny block, which is not prima facie evidence of commercial deposits."

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FINANCING  STRATEGY
-------------------

     3. We have added a section of the SB-2 entitled "Geological Experts" to better disclose the Company's three experts: Alexander V. Rilkov, Nikolay P. Zapivalov, and Andrey U. Belonosov, as well as adding consents from these three individuals to be named as experts in the SB-2. The consents will be attached as exhibits 23.3, 23.4, and 23.5 to the amended SB-2.

ALLIANCE  AND  PARTNERING  STRATEGY
-----------------------------------

     4. We have provided greater detail to why dealing with one partner over many may be advantageous for the Company.

     We have added the following language to the SB-2: "The Company believes that one partner would be advantageous to the Company because: (i) a large partner can contribute professional management expertise, by planning, executing, and monitoring ZNG's operations; (ii) dealing with one major investor can offer better terms of trade in terms of exchange of ownership for investment; (iii) the Company believes that large organizations offer more stable investments and longer term partnerships; (iv) if the organization carries a history, size, market knowledge and reputation, these factors may add significant credibility to both partners; (v) the Company believes that an investing entity which enters into a relationship with the Company as a partner is more inclined to have the capacity to meet short and long-term obligations with the Company if obligations are shared by both the Company and the partner; and (vi) to enter into risk-sharing arrangements. While the Company believes that there are several advantages to dealing with a single partnering entity, the Company is not exclusively targeting only large investors or partners."

SUBSEQUENT  EVENTS
------------------

     5.     We  will  file  the  Company's  consulting  agreement  with  Aspen
Management  Inc.  as  exhibit  10.25  to  the  amended  SB-2.

ENGINEERING  COMMENTS
---------------------

     6. We have removed all mention of increasing Russian oil and gas prices from the amended SB-2.

Very  truly  yours,

/S/  DAVID  M.  LOEV

DAVID  M.  LOEV,  ATTORNEY  AT  LAW

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